

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Jihan Wu
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509

> **Re: Bitdeer Technologies Group**
> **Post-Effective Amendment No. 2 to Form F-1 on Form F-3**
> **Filed March 28, 2024**
> **File No. 333-273905**

Dear Jihan Wu:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3 filed March 28, 2024

General

1. Please note that Instruction I.A.2 of Form F-3 requires, among other items, that you have been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of this registration statement. Your registration statement for your initial public offering went effective on March 27, 2023. Accordingly, assuming you continue to timely file your required Exchange Act reports, prior to requesting effectiveness of this registration statement, please amend your post-effective amendment on Form F-3 on or after April 1, 2024, or advise. See Rule 401(c) of Regulation C and Securities Act Forms C&DI Question 115.06.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Will H. Cai, Esq.